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                                                               Exhibit 99(a)(17)
Press Release

         IVAX ANNOUNCES LABORATORIO CHILE SHAREHOLDERS APPROVE BYLAW
                AMENDMENTS; OVER 85% OF SHARES TENDERED TO DATE

     MIAMI--(Business Wire)-- June 22, 2001-- IVAX (AMEX:IVX- news) said today that Laboratorio Chile S.A.'s shareholders have approved the bylaw amendments necessary to consummate IVAX' pending tender offers in the United States and in Chile for all of the outstanding shares and American Depositary Shares ("ADSs") of Laboratorio Chile. Holders of more than 94% of Laboratorio Chile's outstanding shares, including shares represented by ADSs, approved the bylaw amendments at the shareholder meeting held this afternoon at 4:00 PM. At the time of the shareholder meeting, over 85% of the shares of Laboratorio Chile, including shares represented by ADSs, had been tendered to IVAX. Additional shares may be tendered until 12:00 midnight on June 29, 2001.

     "We are pleased with the results of the shareholder meeting and the level of acceptance of our offer by Laboratorio Chile's shareholders," said Neil Flanzraich, vice chairman and president of IVAX. "We look forward to the successful completion of the offers. We believe that the acquisition of Laboratorio Chile is an important step in implementing our strategy of expanding in rapidly growing, important pharmaceutical markets."

     As over 85% of the shares of Laboratorio Chile, including shares represented by ADSs, had been tendered to IVAX, the condition requiring that at least 67% of the company's outstanding shares be tendered at the time of the company's shareholder's meeting was satisfied.

     As a result of the number of shares tendered and as required by the Agreement to Tender between IVAX and Comercial e Inversiones Portfolio Limitada and Inversiones Portfolio S.A. ("Portfolio"), the largest shareholders of Laboratorio Chile S.A., IVAX has agreed to waive those conditions to the offer described in Sections 15(c) and (h) of the U.S. Offer to Purchase dated May 30, 2001 ("Offer to Purchase") and has also confirmed, that as of today and based on information provided by Portfolio, it is not aware of any circumstance, event or incident that would cause a failure of any of the remaining conditions to the offers. IVAX cautions that the offers are still subject to other conditions, including effectiveness under Chilean law of the bylaw amendments.

     Except as described above, the terms and conditions of the offers remain in effect and unmodified.

     IVAX Corporation, headquartered in Miami, Florida, is engaged in the research, development, manufacturing, and marketing of branded and brand equivalent pharmaceuticals and veterinary and diagnostic products in the U.S. and international markets.

  Except for the historical matters contained herein, statements in this press release are forward-looking. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect IVAX' business and prospects, including the risks that the remaining conditions for the successful completion of the tender
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offer for Laboratorio Chile may not be satisfied; that there may be circumstances, events or incidents of which IVAX is unaware, or there may arise subsequent circumstances, events or incidents, that would cause a failure of the remaining conditions to the offers; that upon completion of the tender offer IVAX may not be able to integrate the operations of Laboratorio Chile without significant capital expenditures or other costs; that IVAX may not realize the anticipated benefits of the acquisition of Laboratorio Chile; that if the tender offer is completed, risks may arise from the operation of Laboratorio Chile; and other factors discussed in the Company's Annual Report on form 10K and other filings with the Securities and Exchange Commission.


CONTACT:

IVAX Corporation, Miami
Tabitha Licea, 305/575-6043
www.ivax.com